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                                                    --------------------------
                                                            OMB APPROVAL
                                                    --------------------------
--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
TEMPLE-INLAND INC.                            (Month/Day/Year)           GAYLORD CONTAINER CORPORATION (GCR)    (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)         SEPTEMBER 27, 2001          5. Relationship of Reporting        -----------------------
 1300 MOPAC EXPRESSWAY SOUTH               ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director    X  10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                      Form filed by
     AUSTIN       TEXAS        78746          (voluntary)                      Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                      X  Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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COMMON STOCK, PAR VALUE $0.0001                  0 (SEE EXPLANATION NOTE)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.

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
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FORM 3 (CONTINUED)                      TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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
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1. Title of Derivative  2. Date Exercisable     3. Title and Amount of      4. Conversion    5. Ownership    6. Nature of Indirect
   Security (Instr. 4)     and Expiration          Securities Underlying       or Exercise      Form of         Beneficial Ownership
                           Date                    Derivative Security         Price of         Derivative      (Instr. 5)
                           (Month/Day/Year)        (Instr. 4)                  Derivative       Security:
                        -------------------------------------------------      Security         Direct (D) or
                                                                Amount or                       Indirect (I)
                        Date         Expiration                 Number                          (Instr. 5)
                        Exercisable  Date          Title        of Shares
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Explanation of Responses:

    This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by Temple-Inland Inc., a Delaware corporation ("Parent"), and Temple-Inland Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent
("Merger Subsidiary"). On September 27, 2001, Parent, Merger Sub and Gaylord Container Corporation, a Delaware corporation
("Gaylord") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of
Merger Subsidiary with and into Gaylord. Simultaneously with the execution and delivery of the Merger Agreement, Parent and Merger
Subsidiary entered into a Stockholders Agreement, dated as of September 27, 2001 (the "Stockholders Agreement"), with certain major stockholders of Gaylord (the "Major Stockholders") who, as of September 27, 2001 owned 6,672,480 shares of Gaylord Common Stock.
Under the Stockholders Agreement, the Major Stockholders have agreed, subject to the terms thereof, to tender all of their shares of
Gaylord Common Stock to Merger Subsidiary pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Major Stockholders have also granted Parent an irrevocable proxy to vote their shares, representing approximately 11.9% of the issued and outstanding shares of Gaylord Common Stock as of September 27,
2001, in favor of the merger. The foregoing summary of the Merger Agreement and the Stockholders Agreement is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the combined Schedule TO/13D filed by Parent and
Merger Subsidiary with respect to Gaylord on the date hereof.

                                                                          /s/ M. RICHARD WARNER                  September 28, 2001
                                                                          -------------------------------------  ------------------
                                                                              M. Richard Warner, Vice President        Date
                                                                              and General Counsel

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                  Joint Filer Information
                  -----------------------

Name:                      Temple-Inland Acquisition Corporation

Address:                   c/o Temple-Inland Inc.
                           1300 MoPac Expressway South
                           Austin, Texas  78746

Designated Filer:          Temple-Inland Inc.

Issuer & Ticker
Symbol:                    Gaylord Container Corporation (GCR)

Date of Event
Requiring Statement:       September 27, 2001

Signature:                 Temple-Inland Acquisition Corporation

                            /s/ M. RICHARD WARNER             September 28, 2001
                           ---------------------------------  ------------------
                           M. Richard Warner, Vice President    Date